SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2005

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Consolidated Financial Information Petróleo Brasileiro S.A. – PETROBRAS and Subsidiaries September 30, 2005 and 2004 with Review Report of Independent Registered Public Accounting Firm

PETRÓLEO BRASILEIRO S.A. – PETROBRAS AND SUBSIDIARIES

CONSOLIDATED FINANCIAL INFORMATION

September 30, 2005 and 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Petróleo Brasileiro S.A. - PETROBRAS

We have reviewed the condensed consolidated balance sheet of Petróleo Brasileiro S.A. – PETROBRAS and subsidiaries as of September 30, 2005 and the related condensed consolidated statements of income, cash flows and changes in shareholders' equity for the nine-month periods ended September 30, 2005 and 2004. These interim financial statements are the responsibility of the Company's management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the condensed consolidated interim financial statements referred to above for them to be in conformity with U.S. generally accepted accounting principles.

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Petróleo Brasileiro S.A. – PETROBRAS and subsidiaries as of December 31, 2004, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the year then ended not presented herein, and in our report dated May 13, 2005, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2004, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

     ERNST & YOUNG
Auditores Independentes S/S

Paulo José Machado
Partner

Rio de Janeiro, Brazil
November 11, 2005

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND
SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
September 30, 2005 and December 31, 2004
Expressed in Millions of United States Dollars (except for the number of shares)

	September 30,	December 31,
	2005	2004

	(unaudited)	(Note 1)
Assets

Current assets
Cash and cash equivalents	9,412	6,856
Marketable securities	34	388
Accounts receivable, net	5,524	4,285
Inventories (Note 4)	6,399	4,904
Deferred income taxes	379	325
Recoverable taxes	2,001	1,475
Advances to suppliers	639	422
Other current assets	842	771

	25,230	19,426

Property, plant and equipment, net	46,161	37,020

Investments in non-consolidated companies and other investments	1,970	1,862

Other assets
Accounts receivable, net	576	411
Advances to suppliers	473	580
Petroleum and alcohol account – receivable
from Federal Government (Note 5)	344	282
Government securities	385	326
Marketable securities	204	313
Restricted deposits for legal proceedings and guarantees (Note 13)	940	699
Recoverable taxes	671	536
Goodwill	240	211
Prepaid expenses	260	271
Fair value asset of gas hedge (Note 2 (c))	630	635
Other assets	858	510

	5,581	4,774

Total assets	78,942	63,082

The accompanying notes are an integral part of these consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND
SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
September 30, 2005 and December 31, 2004
Expressed in Millions of United States Dollars (except for the number of shares)

	September 30,	December 31,
	2005	2004

	(unaudited)	(Note 1)
Liabilities and shareholders’ equity

Current liabilities
Trade accounts payable	4,666	3,284
Income taxes payable	622	271
Taxes payable, other than income taxes	2,907	2,298
Short-term debt (Note 6)	1,030	547
Current portion of long-term debt (Note 6)	948	1,199
Current portion of project financings (Note 8)	2,306	1,313
Current portion of capital lease obligations (Note 9)	247	266
Accrued interest	211	204
Dividends and interest on capital payable	1,025	1,900
Contingencies (Note 13)	94	131
Payroll and related charges	780	618
Advances from customers	508	290
Employees’ postretirement benefits obligation - Pension	178	166
Other payables and accruals	673	841

	16,195	13,328

Long-term liabilities
Long-term debt (Note 6)	11,545	12,145
Project financings (Note 8)	4,129	4,399
Employees’ postretirement benefits obligation - Pension	4,157	2,915
Employees’ postretirement benefits obligation - Health care	3,031	2,137
Capital lease obligations (Note 9)	930	1,069
Deferred income taxes	2,378	1,558
Provision for abandonment	516	403
Thermoelectric liabilities (Note 10)	819	1,095
Contingencies (Note 13)	267	233
Deferred purchase incentive (Note 2 (c))	146	153
Other liabilities	405	264

	28,323	26,371

Minority interest	1,202	877

Shareholders’ equity (Note 12)
Shares authorized and issued
Preferred share – 2005 - 1,849,478,028 shares (2004 - 1,849,478,028 shares)	4,772	4,772
Common share – 2005 – 2,536,673,672 shares (2004 - 2,536,673,672 shares)	6,929	6,929
Capital reserve	164	134
Retained earnings
Appropriated	13,768	11,526
Unappropriated	16,815	13,199
Accumulated other comprehensive income
Cumulative translation adjustments	(7,282)	(12,539)
Amounts not recognized as net periodic pension cost, net of tax	(2,360)	(1,975)
Unrealized gains on available for sale securities, net of tax	416	460

	33,222	22,506

Total liabilities and shareholders’ equity	78,942	63,082

The accompanying notes are an integral part of these consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND
SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
September 30, 2005 and 2004
Expressed in Millions of United States Dollars
(except number of shares and earnings per share)
(Unaudited)

	Nine-month period ended
	September 30,

	2005	2004

Sales of products and services	52,555	37,232
Less:
Value-added and other taxes on sales and services	(10,149)	(7,952)
Contribution of intervention in the economic domain charge – CIDE	(2,345)	(1,948)

Net operating revenues	40,061	27,332

Cost of sales	21,337	14,627
Depreciation, depletion and amortization	2,139	1,814
Exploration, including exploratory dry holes	438	437
Selling, general and administrative expenses	2,957	1,989
Research and development expenses	275	180
Other operating expenses	249	175

Total costs and expenses	27,395	19,222

Equity in results of non-consolidated companies	113	141
Financial income (Note 7)	86	545
Financial expenses (Note 7)	(909)	(1,430)
Monetary and exchange variation on monetary assets and liabilities, net
(Note 7)	229	(39)
Employee benefit expense for non-active participants	(708)	(468)
Other taxes	(257)	(345)
Other expenses, net	(602)	(326)

	(2,048)	(1,922)

Income before income taxes and minority interest	10,618	6,188

The accompanying notes are an integral part of these consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND
SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (Continued)
September 30, 2005 and 2004
Expressed in Millions of United States Dollars
(except number of shares and earnings per share)
(Unaudited)

	Nine-month period ended
	September 30,

	2005	2004

Income taxes expense (Note 3)
Current	(2,913)	(1,467)
Deferred	(680)	(137)

	(3,593)	(1,604)

Minority interest in results of consolidated subsidiaries	(204)	(101)

Net income for the period	6,821	4,483

Net income applicable to each class of shares
Common	3,945	2,593
Preferred	2,876	1,890

Net income for the period	6,821	4,483

Basic and diluted earnings per share (Note 12)
Common and Preferred	1.56	1.02

Basic and diluted earnings per ADS	6.24	4.08

Weighted average number of shares outstanding (Note 12)
Common	2,536,673,672	2,536,673,672
Preferred	1,849,478,028	1,849,478,028

The accompanying notes are an integral part of these consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND
SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
September 30, 2005 and 2004
Expressed in Millions of United States Dollars
(Unaudited)

	Nine-month period ended
	September 30,

	2005	2004

Cash flows from operating activities
Net income for the period	6,821	4,483
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, depletion and amortization	2,140	1,839
Dry hole costs	252	244
Loss on sale of property, plant and equipment	299	176
Amortization of deferred purchase incentive	(34)	-
Deferred income taxes	680	137
Equity in the results of non-consolidated companies	(113)	(141)
Minority interest in results of consolidated subsidiaries	204	101
Accretion expense - asset retirement obligation	56	-
Foreign exchange and monetary gain (loss)	(155)	204
Financial expense on gas hedge operations	116	-

Decrease (increase) in assets:
Accounts receivable, net	(870)	(848)
Petroleum and alcohol account, receivable from Federal Government	(6)	(22)
Marketable securities	444	(34)
Inventories	(618)	(1,455)
Recoverable taxes	(392)	(272)
Advances to suppliers	(137)	(39)
Others	(148)	(40)

Increase (decrease) in liabilities
Trade accounts payable	931	635
Payroll and related charges	105	(44)
Taxes payable, other than income taxes	95	(40)
Income taxes payable	344	(91)
Employee’s postretirement benefits, net of unrecognized pension obligation	810	567
Accrued interest	(4)	15
Contingencies	(42)	(89)
Other liabilities	31	(254)

Net cash provided by operating activities	10,809	5,032

Cash flows from investing activities
Additions to property, plant and equipment	(6,811)	(4,765)
Investments	(39)	(58)
Acquisition of Liquigás Distribuidora S.A (formerly known as Sophia do Brasil S.A.)	-	(450)
Others	(61)	(53)

Net cash used in investing activities	(6,911)	(5,326)

Cash flows from financing activities
Short-term debt, net of issuances and repayments	(1,061)	(853)
Proceeds from issuance and draw-down on long-term debt	776	1,458
Principal payments on long-term debt	(908)	(897)
Proceeds from project financings	1,306	538
Payments of project finacings	(324)	(408)
Payment of capital lease obligations	(330)	(300)
Dividends paid to shareholder and minority interests	(1,909)	(1,794)

Net cash used in financing activities	(2,450)	(2,256)

Increase (Decrease) in cash and cash equivalents	1,448	(2,550)
Effect of exchange rate changes on cash and cash equivalents	1,108	20
Cash and cash equivalents at beginning of period	6,856	8,344

Cash and cash equivalents at end of period	9,412	5,814

The accompanying notes are an integral part of these consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND
SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
September 30, 2005 and 2004
Expressed in Millions of United States Dollars (except per-share amounts)
(Unaudited)

	Nine-month period ended
	September 30,

	2005	2004

Preferred shares
Balance at January 1	4,772	2,973
Capital increase from undistributed earnings reserve	-	1,799

Balance at September 30	4,772	4,772

Common shares
Balance at January 1	6,929	4,289
Capital increase from undistributed earnings reserve	-	2,640

Balance at September 30	6,929	6,929

Capital reserve – fiscal incentive
Balance at January 1	134	118
Transfer from unappropriated retained earnings	30	6

Balance at September 30	164	124

Accumulated other comprehensive income

Cumulative translation adjustments
Balance at January 1	(12,539)	(14,450)
Change in the period	5,257	215

Balance at September 30	(7,282)	(14,235)

Amounts not recognized as net periodic pension cost
Balance at January 1	(1,975)	(1,588)
Increase in additional minimum liability	(582)	(26)
Tax effect on above	197	9

Balance at September 30	(2,360)	(1,605)

The accompanying notes are an integral part of these consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND
SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(Continued)
September 30, 2005 and 2004
Expressed in Millions of United States Dollars (except per-share amounts)
(Unaudited)

	Nine-month period ended
	September 30,

	2005	2004

Unrecognized gains on available for sale securities
Balance at January 1	460	157
Unrealized (losses) gains	(67)	186
Tax effect on above	23	(63)

Balance at September 30	416	280

Appropriated retained earnings

Legal reserve
Balance at January 1	1,520	1,089
Transfer from unappropriated retained earnings, net of gain or loss on
translation	296	12

Balance at September 30	1,816	1,101

Undistributed earnings reserve
Balance at January 1	9,688	9,372
Capital increase	-	(4,439)
Transfer from (to) unappropriated retained earnings, net of gain or loss on
translation	1,884	(1,167)

Balance at September 30	11,572	3,766

The accompanying notes are an integral part of these consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND
SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(Continued)
September 30, 2005 and 2004
Expressed in Millions of United States Dollars (except per-share amounts)
(Unaudited)

	Nine-month period ended
	September 30,

	2005	2004

Statutory reserve
Balance at January 1	318	235
Transfer from unappropriated retained earnings, net of gain or loss on
translation	62	3

Balance at September 30	380	238

Total appropriated retained earnings	13,768	5,105

Unappropriated retained earnings

Balance at January 1	13,199	14,957
Net income for the period	6,821	4,483
Dividends (per share: 2005 – US$ 0.21 to common and preferred shares;	(933)	(2,002)
2004 – US$ 0.46 to common and preferred shares)
Appropriation (to) fiscal incentive reserves	(30)	(6)
Appropriation (to) from reserves	(2,242)	1,152

Balance at September 30	16,815	18,584

Total shareholders' equity	33,222	19,954

Comprehensive income is comprised as follows:

Net income for the period	6,821	4,483
Cumulative translation adjustments	5,257	215
Amounts not recognized as net periodic pension cost	(385)	(17)
Unrealized (loss) gain on available-for-sale securities	(44)	123

Total comprehensive income	11,649	4,804

The accompanying notes are an integral part of these consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION
Expressed in Millions of United States Dollars
(except when specifically indicated) (Unaudited)

1. Basis of Financial Statements Preparation

The accompanying unaudited condensed consolidated financial statements of Petróleo Brasileiro S.A. - PETROBRAS (the Company) have been prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) and the rules and regulations of the Securities and Exchange Commission (SEC) for interim financial statements. Accordingly they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. These unaudited consolidated financial statements and the accompanying notes should be read in conjunction with the consolidated financial statements for the year ended December 31, 2004 and the notes thereto.

The balance sheet at December 31, 2004 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

The consolidated financial statements as of September 30, 2005 and for the nine-month periods ended September 30, 2005 and 2004, included in this report, are unaudited. However, in management's opinion, such consolidated financial statements reflect all normal recurring adjustments that are necessary for a fair presentation. The results for the interim periods are not necessarily indicative of trends or of results expected for the full year ending December 31, 2005.

The preparation of these financial statements requires the use of estimates and assumptions that affect the determination of the assets, liabilities, revenues and expenses reported in the financial statements, as well as amounts included in the notes thereto.

Certain prior period amounts have been reclassified to conform to the current period’s presentation. These reclassifications had no impact on the Company’s net income or shareholders’ equity.

Pursuant to Rule 436 (c) under the Securities Act of 1933 (the “Act”), this is not a “report” and should not be considered a part of any registration statement prepared or certified within the meanings of Sections 7 and 11 of the Act and therefore, the independent accountant’s liability under Section 11 does not extend to the information included herein.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION
Expressed in Millions of United States Dollars
(except when specifically indicated) (Unaudited)

2. Derivative Instruments, Hedging and Risk Management Activities

The Company is exposed to a number of market risks arising from the normal course of its business. Such market risks principally involve the possibility that changes in interest rates, currency exchange rates or commodity prices will adversely affect the value of the Company's financial assets and liabilities or future cash flows and earnings. The Company maintains an overall risk management policy that is developed under the direction of the Company's executive officers.

The Company may use derivative and non-derivative instruments to implement its overall risk management strategy. However, by using derivative instruments, the Company exposes itself to credit and market risk. Credit risk is the failure of a counterparty to perform under the terms of the derivative contract. Market risk is the adverse effect on the value of a financial instrument that results from a favorable change in interest rates, currency exchange rates, or commodity prices. The Company addresses credit risk by restricting the counterparties to such derivative financial instruments to major financial institutions. Market risk is managed by the Company's executive officers. The Company does not hold or issue financial instruments for trading purposes.

a) Foreign currency risk management

The Company’s foreign currency risk management strategy may involve the use of derivative instruments to protect against foreign exchange rate volatility, which may impair the value of certain of the Company’s obligations. The Company currently uses zero-cost foreign exchange collars to implement this strategy.

During 2000, the Company entered into three zero cost foreign exchange collars to reduce its exposure to variations between the U.S. Dollar and the Japanese Yen, and between the U.S. Dollar and Euro relative to long-term debt denominated in foreign currencies with a notional amount of approximately US$ 470. The Company does not use hedge accounting for these derivative instruments. These collars establish a ceiling and a floor for the associated exchange rates. If the exchange rate falls below the defined floor, the counterparties will pay to the Company the difference between the actual rate and the floor rate on the notional amount. Conversely, if the exchange rate rises above the defined ceiling, the Company will pay to the counterparties the difference between the actual rate and the ceiling rate on the notional amount. The contracts expire upon the maturity date of each note.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION
Expressed in Millions of United States Dollars
(except when specifically indicated) (Unaudited)

2. Derivative Instruments, Hedging and Risk Management Activities (Continued)

a) Foreign currency risk management (Continued)

One of the Euro zero cost collars was settled on December 31, 2004, with cash of US$ 18 being received.

The call and put portion of the Company’s zero cost foreign exchange collars at September 30, 2005 have a fair value of US$ 15 and US$ 1, respectively (US$ 18 and US$ 3 at December 31, 2004, respectively).

b) Crude oil price risk management

The Company is exposed to crude oil price risks as a result of the fluctuation of crude oil and oil product prices. The Company’s crude oil price risk management activities primarily consist of futures contracts traded on stock exchanges and options and swaps entered into with major financial institutions. The futures contracts provide economic hedges to anticipated crude oil purchases and sales, generally forecast to occur within a 30 to 360 day period, and reduce the Company’s exposure to volatile commodity prices.

The Company's exposure on these contracts is limited to the difference between contract value and market value on the volumes hedged. Crude future contracts are marked to market and related gains and losses are recognized currently under earnings, irrespective of when physical crude sales occur. During the nine-month periods ended September 30, 2005 and 2004, the Company carried out economic hedging activities on 20.5% and 38.1%, respectively, of its total traded volume (imports and exports). The open positions on the futures market, compared to spot market value, resulted in a loss of US$ 5 and a loss of US$ 17.5 during the nine-month periods ended September 30, 2005 and 2004, respectively.

c) Natural gas derivative contract

In connection with the long-term contract to buy gas (“The Gas Supply Agreement” or "GSA") to supply thermoelectric plants and for other uses in Brazil, the Company entered into a contract, with a gas producer that constituted a derivative financial instrument under SFAS 133. This contract, the Natural Gas Price Volatility Reduction Contract (the "PVRC"), was executed with the purpose to reduce the volatility of price under the GSA.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION
Expressed in Millions of United States Dollars
(except when specifically indicated) (Unaudited)

2. Derivative Instruments, Hedging and Risk Management Activities (Continued)

c) Natural gas derivative contract (Continued)

The terms of the PVRC include for the period from 2005 to 2019, a collar with PETROBRAS receiving cash payments when the calculated price is over the established ceiling and PETROBRAS making cash payments when the price is below the established floor, with no cash payments being made when the price is between the ceiling and the floor.

As of September 30, 2005 and December 31, 2004, the Company recorded a liability of US$ 146 and US$ 153, respectively, which is deemed a deferred purchase incentive, and which is being amortized into cost of sales on the basis of the volumes anticipated under the PVRC. At September 30, 2005, the Company recorded a gain in the amount of US$ 5, net of deferred tax effect of US$ 2, related to the amortization of this deferred purchase incentive.

As of September 30, 2005 and December 31, 2004, the Company recorded a derivative asset based on the fair value calculation in the amount of US$ 630 and US$ 635, respectively. At September 30, 2005 the Company recorded a mark-to-market (or “MTM”) gain in the amount of US$ 20, net of deferred tax effect of US$ 11. The derivative losses or gains are recorded as a component of financial expenses. The second quarter decrease in the fair value calculation for the PVRC contract was principally attributable to a change in Bolivia Hydrocarbon Tax Law, whose concepts are included in calculation of the ceiling and floor price. Such was principally offset by a third quarter gain in the fair value calculation for the PVRC contract which was principally attributable to changes in Brent crude reference prices.

d) Interest Rate Risk Management

The Company’s interest rate risk is a function of the Company’s long-term debt and, to a lesser extent, short-term debt. The Company’s foreign currency floating rate debt is principally subject to fluctuations in LIBOR and the Company’s floating rate debt denominated in Reais is principally subject to fluctuations in the Brazilian long-term interest rate (TJLP), as fixed by the Brazilian Central Bank. The Company currently does not utilize derivative financial instruments to manage its exposure to fluctuations in interest rates. However, the Company has been studying various forms of derivatives to reduce its exposure to interest rate fluctuations and may use these financial instruments in the future.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION
Expressed in Millions of United States Dollars
(except when specifically indicated) (Unaudited)

2. Derivative Instruments, Hedging and Risk Management Activities (Continued)

e) Risk management activity at PEPSA

PEPSA also uses derivative instruments such as options, swaps and others, mainly to mitigate the impact of changes in crude oil prices, interest rates and future exchange rates. Such derivative instruments are designed to mitigate specific exposures, and are assessed periodically to assure high correlation of the derivative instrument to the risk exposure identified and to assure the derivative is highly effective in offsetting changes in cash flows inherent in the covered risk.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION
Expressed in Millions of United States Dollars
(except when specifically indicated) (Unaudited)

3. Income Taxes

Substantially all of the Company’s taxable income is generated in Brazil and is therefore subject to the Brazilian statutory tax rate. The following table reconciles the tax calculated based upon statutory tax rates to the income taxes expense recorded in these consolidated financial statements.

	Nine-month period ended
	September, 30

	2005	2004

Income before income taxes and minority interest	10,618	6,188

Tax expense at statutory rates – (34%)	(3,610)	(2,104)
Adjustments to derive effective tax rate:
Non-deductible post-retirement and health-benefits	(193)	(109)
Equity in non-consolidated companies	37	48
Tax benefit on interest on shareholders’ equity	317	511
Others	(144)	50

Income tax expense per consolidated statement of income	(3,593)	(1,604)

4. Inventories

	September 30,	December 31,
	2005	2004

Products
Oil products	2,434	1,728
Fuel alcohol	87	72

	2,521	1,800

Raw materials, mainly crude oil	2,886	2,286
Materials and supplies	849	697
Others	143	121

	6,399	4,904

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION
Expressed in Millions of United States Dollars
(except when specifically indicated) (Unaudited)

5. Receivable from Federal Government

a) Changes in the Petroleum and alcohol account

The following summarizes the changes in the Petroleum and alcohol account for the nine-month period ended September 30, 2005:

Nine-month period ended
September 30, 2005

Opening balance	282
Financial income	7
Translation gain	55

Ending balance	344

b) Certification by the Federal Government

The ANP/STN Integrated Audit Committee submitted, on June 23, 2004, its final report certifying and approving the balance of the Petroleum and alcohol account. The conclusion of this audit process for the Petroleum and alcohol account establishes the basis for concluding the settlement process between the Federal Government and PETROBRAS.

c) National Treasury Bonds Series H (NTN-H)

The Company and the Federal Government reached an agreement whereby the Federal Government issued National Treasury Bonds - H (NTN-H) into a federal depositary on behalf of the Company to support the balance of the Petroleum and alcohol account.

As of June 30, 2004, there were 138,791 National Treasury Notes – series H (NTN-H), in the amount of US$ 56, at which time the balance of the Petroleum and alcohol account was US$ 241. Upon maturity of the NTNs-H, the Federal Government made US$ 3 available to PETROBRAS and the remaining US$ 53 was deposited in an account in the Company’s name, however, such amount is restricted from use by order of STN. The legal, valid, and binding nature of the account is not affected by any difference between the balance of the account and the value of the outstanding bonds.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION
Expressed in Millions of United States Dollars
(except when specifically indicated) (Unaudited)

5. Receivable from Federal Government (Continued)

d) Settlement of the Petroleum and alcohol account with the Federal Government

The remaining balance of the Petroleum and alcohol account may be paid as follows:

  National Treasury Bonds issued at the same amount as the final balance of the Petroleum and alcohol account as determined by the audit;

  Offset of the balance of the Petroleum and alcohol account, with any other amount owed by PETROBRAS to the Federal Government, including taxes; or

  by a combination of the above options.

6. Financings

a) Short-term debt

The Company's short-term borrowings are principally sourced from commercial banks and include import and export financing denominated in United States dollars, as follows:

	September 30,	December 31,
	2005	2004

Imports - oil and equipment	368	456
Working capital	662	91

	1,030	547

The weighted average annual interest rates on outstanding short-term borrowings were 4.43% at September 30, 2005 and December 31, 2004.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION
Expressed in Millions of United States Dollars
(except when specifically indicated) (Unaudited)

6. Financings (Continued)

b) Long-term debt

  Composition

	September 30,	December 31,
	2005	2004

Foreign currency
Notes	5,644	6,440
Financial institutions	3,197	3,217
Sale of future receivables	1,269	1,707
Suppliers’ credits	1,049	726
Senior exchangeable notes	330	330
Assets related to export program to be offset against
sales of future receivables	(300)	(300)
Repurchased securities (1)	(356)	(291)

	10,833	11,829

Local currency
Debentures	975	814
National Economic and Social Development
Bank – BNDES	321	343
Debentures – (related party)	305	274
Others	59	84

	1,660	1,515

Total	12,493	13,344
Current portion of long-term debt	(948)	(1,199)

	11,545	12,145

(1)	At September 30, 2005 and December 31, 2004, the Company had amounts invested abroad in an exclusive investment fund that held debt securities of some of the PETROBRAS group companies and some of the SPEs that the Company consolidates according to FIN 46, in the total amount of US$ 2,078 and US$ 2,013, respectively. These securities are considered to be extinguished, and thus the related amounts, together with applicable interest have been removed from the presentation of marketable securities and long-term debt, of US$ 356 and US$ 291, respectively, and project financings, of US$ 1,722 in both periods. See also Note 8. Gains and losses on extinguishment are recognized as incurred. Subsequent reissuances of notes at amounts greater or lower than par are recorded as premium or discounts and are amortized over the life of the notes. In the nine-month period ended September 30, 2005, PETROBRAS recognized net losses on extinguishment of debt of US$ 17 (US$ 113 for the nine month period ended September 30, 2004) and had no debt reissuances (reissuance premiums of US$ 83 were recorded for the nine month period ended September 30, 2004).

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION
Expressed in Millions of United States Dollars
(except when specifically indicated) (Unaudited)

6. Financings (Continued)

b) Long-term debt (Continued)

  Composition of foreign currency denominated debt by currency

	September 30, 2005	December 31, 2004

Currency
United States dollars	10,121	10,949
Japanese Yen	442	553
Euro	270	326
Others	-	1

	10,833	11,829

  Maturities of the principal of long-term debt

The long-term portion at September 30, 2005 becomes due in the following years:

2006	698
2007	2,060
2008	1,544
2009	856
2010	1,492
2011 and thereafter	4,895

11,545

  Composition of long-term debt by annual interest rate

Interest rates on long-term debt were as follows:

	September 30,	December 31
	2005	2004

Foreign currency
6% or less	3,647	4,769
Over 6% to 8%	2,334	2,178
Over 8% to 10%	4,505	4,552
Over 10% to 15%	347	330

	10,833	11,829

Local currency
6% or less	90	393
Over 6% to 8%	287	-
Over 8% to 10%	276	248
Over 10% to 15%	1,007	874

	1,660	1,515

	12,493	13,344

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION
Expressed in Millions of United States Dollars
(except when specifically indicated) (Unaudited)

7. Financial Income (Expenses), Net

Financial expenses, financial income and monetary and exchange variation on monetary assets and liabilities, net, allocated to income for the nine-month periods ended September 30, 2005 and 2004 are shown as follows:

	Nine-month period ended September 30,

	2005	2004

Financial expenses
Loans and financings	(819)	(915)
Capitalized interest	425	164
Leasing	(75)	(79)
Project financings	(332)	(230)
Losses on derivative instruments	(111)	(248)
Repurchased securities losses	(17)	(113)
Gains on fair value of gas hedge	31	-
Others	(11)	(9)

	(909)	(1,430)
Financial income
Investments	(131)	274
Advances to suppliers	25	24
Government securities	32	19
Others	160	228

	86	545

Monetary and exchange variation
Monetary and exchange variation on monetary assets	(338)	288
Monetary and exchange variation on monetary liabilities	567	(327)

	229	(39)

	(594)	(924)

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION
Expressed in Millions of United States Dollars
(except when specifically indicated) (Unaudited)

8. Project Financings

Since 1997, the Company has utilized project financing to provide capital for the continued development of the Company’s exploration and production and related projects. Project financing special purpose entities are consolidated on a line by line basis and the project financings obligation represents the debt of the consolidated SPE with the third-party lender. The Company’s responsibility under these contracts is to complete the development of the oil and gas fields, operate the fields, pay for all operating expenses related to the projects and remit a portion of the net proceeds generated from the fields to fund the special purpose companies’ debt and return on equity payments. At the conclusion of the term of each financing project, the Company will have the option to purchase the leased or transferred assets from the consolidated special purpose company.

The following summarizes the liabilities related to the projects that were in progress at September 30, 2005 and December 31, 2004:

	September 30,	December 31,
	2005	2004

Barracuda/Caratinga	2,739	2,534
Companhia Locadora de Equipamentos Petrolíferos – CLEP (1)	1,722	1,700
Cabiúnas	787	1,045
Espadarte/Voador/Marimbá (EVM)	466	516
Nova Marlim	503	386
Marlim	598	593
Nova Transportadora do Sudeste – NTS	475	260
Nova Transportadora do Nordeste – NTN	326	141
PDET S.A.	184	111
Pargo, Carapeba, Garoupa and Cherne (PCGC)	56	67
Albacora	78	81
Transportadora Urucu Manaus (2)	108	-
Transportadora Gasene (3)	115	-
Repurchased securities (4)	(1,722)	(1,722)

	6,435	5,712
Current portion of project financings	(2,306)	(1,313)

	4,129	4,399

(1)	Former Langstrand Holdings S.A.
(2)	Transportadora Urucu - Manaus S.A. is responsible for the development of a Gas and Energy project which relates to the construction of a 395 km gas pipeline between Coari and Manaus.
(3)	Transportadora Gasene S.A. will own the Southeast- Northeast gas pipeline, which aims at interconnecting the Southeastern and Northeastern gas pipeline networks, thus forming the Brazilian Natural Gas Transportation Network (Rede Brasileira de Transporte de Gás Natural - RBTGN).
(4)	At September 30, 2005 and December 31, 2004, the Company had amounts invested abroad in an exclusive investment fund. These securities are considered to be extinguished, and thus the related amounts, together with applicable interest have been removed from the presentation of marketable securities and project financings. See also Note 6.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION
Expressed in Millions of United States Dollars
(except when specifically indicated) (Unaudited)

8. Project Financings (Continued)

At September 30, 2005, the long-term portion of project financing becomes due in the following years:

2006	693
2007	1,099
2008	767
2009	646
2010	589
2011 and thereafter	335

4,129

As of September 30, 2005, the amounts of cash outlay commitments assumed related to consolidated structured project financings are presented as follows:

PDET S.A.	723
Nova Transportadora do Sudeste – NTS	135
Nova Transportadora do Nordeste – NTN	172

1,030

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION
Expressed in Millions of United States Dollars
(except when specifically indicated) (Unaudited)

9. Capital Lease Obligations

The Company leases certain offshore platforms and vessels, which are accounted for as capital leases. At September 30, 2005, these assets had a net book value of US$ 1,466 (US$ 1,518 at December 31, 2004).

The following is a schedule by year of the future minimum lease payments at September 30, 2005:

2005	98
2006	301
2007	279
2008	246
2009	222
2010	174
2011 and thereafter	207

Estimated future lease payments	1,527

Less amount representing interest at 6.2% to 12.0% annual	(350)
Less amount representing executory costs

Present value of minimum lease payments	1,177
Less current portion of capital lease obligations	(247)

Long-term portion of capital lease obligations	930

10. Thermoelectric Liabilities

The balance of thermoelectric obligations was US$ 819 and US$ 1,095 at September 30, 2005 and December 31, 2004, respectively.

On August 13, 2004, the Board of Directors of PETROBRAS approved the financial conditions for the acquisition of 100% interest of Eletrobolt Thermoelectric plant. The documentation for acquisition of Sociedade Fluminense de Energia (SFE), the owner of Eletrobolt, was signed April 29, 2005, thus concluding the process for acquisition of that company. The agreed-upon price of its shares is US$ 65. The Company’s previous investment on Eletrobolt was being accounted for in accordance to FIN 46 and the acquisition was accounted for as a business combination but had no material impact on PETROBRAS’ consolidated accounting records. Due to the immateriality, proforma information has not been presented.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION
Expressed in Millions of United States Dollars
(except when specifically indicated) (Unaudited)

10. Thermoelectric Liabilities (Continued)

In February, 2005, in order to facilitate the financial restructuring process of Termorio, PETROBRAS acquired the remaining 50% interest of Termorio´s voting capital from NRG for US$ 83 bringing its ownership to 100% of total and voting capital. The Company’s previous investment on Termorio was being accounted for in accordance to FIN 46 and the acquisition was accounted for as a business combination but had no material impact on PETROBRAS’ consolidated accounting records. Due to the immateriality, proforma information has not been presented.

On June 24, 2005, PETROBRAS acquired Termoceará Ltda. This is a plant with net generation capacity of 220 MW/h, of the “Merchant” type, for which PETROBRAS executed between 2001 and 2002 a contract with a clause for contingent payments related to taxes, charges and tariffs, operational costs, maintenance and investments (capacity), in case the plant did not generate revenues sufficient to cover these costs. The acquisition price was equal to US$ 137, of which US$ 81 related to the purchase of tangible assets of the thermoelectric plant and US$ 56 was designated to settle of payables to the lenders of the project (BNDES and Eximbank). The excess of amounts paid over fair value of assets acquired is attributable to intangible assets and goodwill. The Company’s previous investment on Termoceará was being accounted for in accordance to FIN 46 and the acquisition was accounted for as a business combination but had no material impact on PETROBRAS’ consolidated accounting records. Due to the immateriality, proforma information has not been presented.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION
Expressed in Millions of United States Dollars
(except when specifically indicated) (Unaudited)

11. Employees’ Postretirement Benefits and Other Benefits

The Company sponsors a contributory defined benefit pension plan covering substantially all of its employees and provides certain health care benefits for a number of active and retired employees. In 2004, the Company made contributions of US$ 221 to pension and health care plans.

Net periodic benefit cost includes the following components:

	As of September 30,

	2005		2004

		Health		Health
	Pension	care	Pension	care
	benefits	benefits	benefits	benefits

Service cost – benefits earned during the period	108	54	99	33
Interest on projected benefit obligation	1,010	357	639	253
Expected return on plan assets	(701)	-	(450)	-
Amortization of net (gain)/ loss	297	111	-	-
Translation (gain)/ loss	1	(1)	17	14
Recognized actuarial loss	-		180	59

	715	521	485	359
Employees’ contributions	(93)	-	(81)	-

Net periodic benefit cost	622	521	404	359

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION
Expressed in Millions of United States Dollars
(except when specifically indicated) (Unaudited)

12. Shareholders’ Equity

The Company’s subscribed and fully paid-in capital at September 30, 2005 consisted of 2,536,673,672 common shares and 1,849,478,028 preferred shares (2,536,673,672 common shares and 1,849,478,028 preferred shares at December 31, 2004), as retroactively restated for the stock split discussed below.

On July 22, 2005, the Extraordinary General Meeting approved a four to one stock split, resulting in the distribution of 3 (three) new shares of the same class for each share held, based on the shareholding structure at August 31, 2005. At the same date, an amendment to Article 4 of the Company’s By Laws to cause capital be divided into 4,386,151 thousand shares, of which 2,536,673 thousand are common and 1,849,478 thousand are preferred shares, with no nominal value, was approved; such amendment to the Company’s By Laws is effective from September 1, 2005. The relation between American Depository Receipt (ADR) and shares of each class was changed from one to four shares for one ADR. All share and per share information in the accompanying financial statements and notes has been adjusted to reflect the result of the share split.

The dividends related to the fiscal year ended December 31, 2004, approved at the General Shareholder’s Meeting held March 31, 2005, in the amount of US$ 1,900, (including the portion of interest on shareholders’ equity, in the amount of US$ 1,239, paid to the shareholders on February 15, 2005) were made available to stockholders on May 17, 2005.

On June 17, 2005, the Board of Directors of the Company approved the distribution of interest on shareholders’ equity to shareholders in the amount of US$ 933, as provided for in article 9 of Law No. 9,249/95 and Decrees No. 2,673/98 and No. 3,381/00.

This amount will be made available to shareholders up to January 31, 2006, based on their shareholdings at June 30, 2005, corresponding to US$ 0.21 per common and preferred share, and will be reduced from the dividends that will be determined based on adjusted net income for 2005, and monetarily adjusted by reference to the Selic variation if paid before December 31, 2006, from the date of actual payment through to the end of said year. If paid in 2005, the amount to be distributed will be monetarily adjusted based on the Selic variation as from December 31, 2005 to the date of beginning of payment.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION
Expressed in Millions of United States Dollars
(except when specifically indicated) (Unaudited)

12. Shareholders’ Equity (Continued)

Basic and diluted earnings per share amounts have been calculated as follows:

	Nine-month period ended September 30,

	2005	2004

Net income for the period	6,821	4,483

Less priority preferred share dividends	(431)	(274)
Less common shares dividends, up to the priority preferred shares
dividends on a per-share basis	(591)	(376)

Remaining net income to be equally allocated to common and preferred
shares	5,799	3,833

Weighted average number of shares outstanding
Common	2,536,673,672	2,536,673,672
Preferred	1,849,478,028	1,849,478,028

Basic and diluted earnings per share
Common and Preferred	1.56	1.02

Basic and diluted earnings per ADS	6.24	4.08

13. Commitments and Contingencies

PETROBRAS is subject to a number of commitments and contingencies arising in the normal course of its business. Additionally, the operations and earnings of the Company have been, and may be in the future, affected from time to time in varying degrees by political developments and laws and regulations, such as the Federal Government's continuing role as the controlling shareholder of the Company, the status of the Brazilian economy, forced divestiture of assets, tax increases and retroactive tax claims, and environmental regulations. The likelihood of such occurrences and their overall effect upon the Company are not readily determinable.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION
Expressed in Millions of United States Dollars
(except when specifically indicated) (Unaudited)

13. Commitments and Contingencies (Continued)

a) Litigation

The Company is a defendant in numerous legal actions involving civil, tax, labor, corporate and environment issues arising in the normal course of its business. Based on the advice of its internal legal counsel and management’s best judgment, the Company has recorded accruals in amounts sufficient to provide for losses that are considered probable and reasonably estimable. The following presents these accruals by nature of claim:

	September 30,	December 31,
	2005	2004

Labor claims	38	26
Tax claims	81	73
Civil claims	123	123
Commercials claims and other contingencies	36	35

	278	257

Contingencies for joint liability	83	107

Total	361	364

Current contingencies	94	131

Long-term contingencies	267	233

As of September 30, 2005 and December 31, 2004, in accordance with Brazilian law, the Company had paid US$ 940 and US$ 699, respectively, into federal depositories to provide collateral for these and other claims until they are settled. These amounts are reflected in the balance sheet as restricted deposits for legal proceedings and guarantees.

b) Environmental matters

The Company is subject to various environmental laws and regulations. These laws regulate the activities involving discharge of oil, gas or other materials into the environment and may require the Company to remove or mitigate the environmental effects of the disposal or release of such materials at various sites.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION
Expressed in Millions of United States Dollars
(except when specifically indicated) (Unaudited)

14. Segment Information

The following presents the Company's assets by segment:

	As of September 30, 2005

	Exploration			International
	and		Gas and	(see separate
	Production	Supply	Energy	disclosure)	Distribution	Corporate	Eliminations	Total

Current assets	2,891	10,281	1,598	2,484	2,180	9,335	(3,539)	25,230

Cash and cash equivalents	537	616	359	575	113	7,212	-	9,412
Other current assets	2,354	9,665	1,239	1,909	2,067	2,123	(3,539)	15,818

Investments in non-consolidated companies
and other investments	9	914	380	540	20	107	-	1,970

Property, plant and equipment, net	25,741	8,278	5,520	4,452	1,280	925	(35)	46,161

Non current assets	960	401	1,717	454	317	5,774	(4,042)	5,581

Petroleum and alcohol account	-	-	-	-	-	344	-	344
Government securities	-	-	-	-	-	385	-	385
Other assets	960	401	1,717	454	317	5,045	(4,042)	4,852

Total assets	29,601	19,874	9,215	7,930	3,797	16,141	(7,616)	78,942

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION
Expressed in Millions of United States Dollars
(except when specifically indicated) (Unaudited)

14. Segment Information (Continued)

	As of September 30, 2005

	International

	Exploration
	and		Gas and
	Production	Supply	Energy	Distribution	Corporate	Eliminations	Total

Current assets	1,536	766	472	93	586	(969)	2,484

Cash and cash equivalents	100	89	3	5	378	-	575
Other current assets	1,436	677	469	88	208	(969)	1,909
Investments in non-consolidated companies
and other investments	176	52	241	-	71	-	540

Property, plant and equipment, net	3,594	522	201	77	58	-	4,452

Non current assets	435	32	20	23	1,931	(1,987)	454

Other assets	435	32	20	23	1,931	(1,987)	454

Total assets	5,741	1,372	934	193	2,646	(2,956)	7,930

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION
Expressed in Millions of United States Dollars
(except when specifically indicated) (Unaudited)

14. Segment Information (Continued)

	As of December 31, 2004

	Exploration			International
	and		Gas and	(see separate
	Production	Supply	Energy	disclosure)	Distribution	Corporate	Eliminations	Total

Current assets	2,551	7,341	1,139	1,940	1,717	6,506	(1,768)	19,426

Cash and cash equivalents	878	496	178	490	104	4,710	-	6,856
Other current assets	1,673	6,845	961	1,450	1,613	1,796	(1,768)	12,570

Investments in non-consolidated companies
and other investments	8	919	307	516	25	87	-	1,862

Property, plant and equipment, net	20,458	6,333	4,506	4,160	1,011	571	(19)	37,020

Non current assets	1,270	438	1,331	316	265	6,783	(5,629)	4,774

Petroleum and alcohol account	-	-	-	-	-	282	-	282
Government securities	-	-	-	-	-	326	-	326
Other assets	1,270	438	1,331	316	265	6,175	(5,629)	4,166

Total assets	24,287	15,031	7,283	6,932	3,018	13,947	(7,416)	63,082

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION
Expressed in Millions of United States Dollars
(except when specifically indicated) (Unaudited)

14. Segment Information (Continued)

	As of December 31, 2004

	International

	Exploration
	and		Gas and
	Production	Supply	Energy	Distribution	Corporate	Eliminations	Total

Current assets	1,112	579	272	99	638	(760)	1,940

Cash and cash equivalents	151	45	2	6	286	-	490
Other current assets	961	534	270	93	352	(760)	1,450

Investments in non-consolidated companies
and other investments	159	50	239	-	68	-	516

Property, plant and equipment, net	3,317	507	199	87	50	-	4,160

Non current assets	310	26	11	11	1,399	(1,441)	316

Other assets	310	26	11	11	1,399	(1,441)	316

Total assets	4,898	1,162	721	197	2,155	(2,201)	6,932

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION
Expressed in Millions of United States Dollars
(except when specifically indicated) (Unaudited)

14. Segment Information (Continued)

Revenues and net income by segment are as follows:

	Nine-month period ended September 30, 2005

	Exploration			International
	and		Gas and	(see separate
	Production (1)	Supply (1)	Energy	disclosure)	Distribution	Corporate	Eliminations	Total

Net operating revenues to third parties	1,187	23,801	1,340	2,679	11,054	-	-	40,061
Inter-segment net operating revenues	19,944	8,704	672	659	163	-	(30,142)	-

	21,131	32,505	2,012	3,338	11,217	-	(30,142)	40,061
Net operating revenues

Cost of Sales	(7,933)	(28,658)	(1,565)	(1,741)	(10,129)	-	28,689	(21,337)
Depreciation, depletion and amortization	(1,115)	(488)	(71)	(358)	(71)	(36)	-	(2,139)
Exploration, including exploratory dry holes	(366)	-	-	(72)	-	-	-	(438)
Selling, general and administrative expenses	(226)	(869)	(254)	(299)	(625)	(725)	41	(2,957)
Research and development expenses	(105)	(35)	(16)	(1)	(1)	(117)	-	(275)
Other operating expenses	(44)	(30)	(136)	(39)	-	-	-	(249)

	(9,789)	(30,080)	(2,042)	(2,510)	(10,826)	(878)	28,730	(27,395)
Costs and expenses

Equity in results of non-consolidated companies	-	10	46	51	-	6	-	113
Financial income (expenses), net	-	188	98	(313)	(31)	(536)	-	(594)
Employee benefit expense for non active
participants	-	(1)	-	-	-	(707)	-	(708)
Other taxes	(12)	(23)	(16)	(30)	(49)	(127)	-	(257)
Other expenses, net	(11)	(78)	(188)	(65)	(18)	(242)	-	(602)

Income (loss) before income taxes and
minority interest	11,319	2,521	(90)	471	293	(2,484)	(1,412)	10,618

Income tax benefits (expense)	(3,856)	(825)	(19)	(165)	(105)	907	470	(3,593)

Minority interest	(5)	(26)	(92)	(81)	-	-	-	(204)

Net income (loss)	7,458	1,670	(201)	225	188	(1,577)	(942)	6,821

(1) In 2005 revenues from commercialization of oil to third parties are being classified in accordance with the points of sale, which could be Exploration & Production or Supply segments. Until 2004, revenues from commercialization of oil were completely allocated to Exploration & Production. This classification generated no significant impact on the results reported for these segments and segments information has not been restated as it is impractical to gather and collect data for prior periods as to point of sale.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION
Expressed in Millions of United States Dollars
(except when specifically indicated) (Unaudited)

14. Segment Information (Continued)

	Nine-month period ended September 30, 2005

	International

	Exploration
	and		Gas and
	Production	Supply	Energy	Distribution	Corporate	Eliminations	Total

Net operating revenues to third parties	689	771	386	812	21	-	2,679
Inter-segment net operating revenues	1,091	987	23	3	-	(1,445)	659

Net operating revenues	1,780	1,758	409	815	21	(1,445)	3,338

Cost of sales	(460)	(1,574)	(325)	(796)	(21)	1,435	(1,741)
Depreciation, depletion and amortization	(283)	(48)	(10)	(8)	(9)	-	(358)
Exploration, including exploratory dry holes	(72)	-	-	-	-	-	(72)
Selling, general and administrative expenses	(87)	(43)	(8)	(48)	(113)	-	(299)
Research and development expenses	-	-	-	-	(1)	-	(1)
Other operating expenses	(38)	7	3	-	(46)	35	(39)

Costs and expenses	(940)	(1,658)	(340)	(852)	(190)	1,470	(2,510)

Equity in results of non-consolidated companies	5	13	-	-	31	2	51
Financial income (expenses), net	(206)	(1)	1	-	(107)	-	(313)
Other taxes	(3)	(4)	-	(1)	(22)	-	(30)
Other expenses, net	(72)	-	-	-	7	-	(65)

Income (loss) before income taxes and	564	108	70	(38)	(260)	27	471
minority interest

Income tax benefits (expense)	(211)	(32)	(18)	15	81	-	(165)

Minority interest	(50)	(19)	(6)	5	(11)	-	(81)

Net income (loss)	303	57	46	(18)	(190)	27	225

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION
Expressed in Millions of United States Dollars
(except when specifically indicated) (Unaudited)

14. Segment Information (Continued)

	Nine-month period ended September 30, 2004

	Exploration			International
	and		Gas and	(see separate
	Production	Supply	Energy	disclosure)	Distribution	Corporate	Eliminations	Total

Net operating revenues to third parties	1,906	15,271	1,178	2,237	6,740	-	-	27,332
Inter-segment net operating revenues	12,022	5,290	268	406	119	-	(18,105)	-

Net operating revenues	13,928	20,561	1,446	2,643	6,859	-	(18,105)	27,332

Cost of Sales	(5,176)	(18,481)	(1,383)	(1,349)	(6,190)	-	17,952	(14,627)
Depreciation, depletion and amortization	(1,021)	(344)	(76)	(319)	(29)	(25)	-	(1,814)
Exploration, including exploratory dry holes	(292)	-	-	(145)	-	-	-	(437)
Selling, general and administrative expenses	(178)	(680)	(119)	(229)	(372)	(411)	-	(1,989)
Research and development expenses	(85)	(40)	(5)	(1)	(3)	(46)	-	(180)
Other operating expenses	(32)	(29)	(63)	(51)	-	-	-	(175)

Costs and expenses	(6,784)	(19,574)	(1,646)	(2,094)	(6,594)	(482)	17,952	(19,222)

Equity in results of non-consolidated companies	-	24	49	67	-	1	-	141
Financial income (expenses), net	(242)	1	(60)	(391)	(15)	(217)	-	(924)
Employee benefit expense	-	(2)	-	-	(13)	(453)	-	(468)
Other taxes	(6)	(20)	(20)	(26)	(38)	(235)	-	(345)
Other expenses, net	(40)	(25)	(49)	7	(42)	(177)	-	(326)

Income (loss) before income taxes and
minority interest	6,856	965	(280)	206	157	(1,563)	(153)	6,188

Income tax benefits (expense)	(2,449)	(288)	107	-	(54)	1,027	53	(1,604)
Minority interest	(5)	(28)	(4)	(64)	-	-	-	(101)

Net income (loss)	4,402	649	(177)	142	103	(536)	(100)	4,483

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION
Expressed in Millions of United States Dollars
(except when specifically indicated) (Unaudited)

14. Segment Information (Continued)

	Nine-month period ended September 30, 2004

	International

	Exploration
	and		Gas and
	Production	Supply	Energy	Distribution	Corporate	Eliminations	Total

Net operating revenues to third parties	521	767	300	633	16	-	2,237
Inter-segment net operating revenues	834	789	20	5	-	(1,242)	406

Net operating revenues	1,355	1,556	320	638	16	(1,242)	2,643

Cost of sales	(342)	(1,309)	(249)	(661)	(15)	1,227	(1,349)
Depreciation, depletion and amortization	(250)	(46)	(9)	(6)	(8)	-	(319)
Exploration, including exploratory dry holes	(145)	-	-	-	-	-	(145)
Selling, general and administrative expenses	(77)	(38)	(5)	(46)	(63)	-	(229)
Research and development expenses	-	-	-	-	(1)	-	(1)
Other operating expenses	(41)	-	4	-	(14)	-	(51)

Costs and expenses	(855)	(1,393)	(259)	(713)	(101)	1,227	(2,094)

Equity in results of non-consolidated
companies	5	15	4	-	43	-	67
Financial income (expenses), net	(301)	(6)	-	-	(84)	-	(391)
Other taxes	(4)	(5)	-	(5)	(12)	-	(26)
Other expenses, net	-	3	4	-	-	-	7

Income (loss) before income taxes and
minority interest	200	170	69	(80)	(138)	(15)	206

Income tax benefits (expense)	(77)	(47)	(14)	28	110	-	-

Minority interest	5	(3)	(2)	(3)	(61)	-	(64)

Net income (loss)	128	120	53	(55)	(89)	(15)	142

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION
Expressed in Millions of United States Dollars
(except when specifically indicated) (Unaudited)

14. Segment Information (Continued)

Capital expenditures incurred by segment for the nine-month periods ended September 30, 2005 and 2004 are as follows:

	Nine-month period ended
	September 30,

	2005	2004

Exploration and Production	4,093	3,050
Supply	1,231	924
Gas and Energy	405	154
International
Exploration and Production	620	383
Supply	45	34
Distribution	9	13
Gas and Energy	12	3
Distribution	149	77
Corporate	247	127

	6,811	4,765

15. Accounting for Suspended Exploratory Wells

The Company’s accounting for exploratory drilling costs is governed by Statement of Financial Accounting Standards No. 19, “Financial Accounting and Reporting by Oil and Gas Producing Companies” (SFAS No. 19). On April 4, 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position (FSP FAS 19-1) that amended SFAS No. 19 with respect to the deferral of exploratory drilling costs. The Company adopted FASB Staff Position FAS 19-1) “Accounting for Suspeded Wells Costs” effective from January 1, 2005. There was no material impact at adoption.

Costs the Company has incurred to drill exploratory wells that find commercial quantities of oil and gas are carried as assets on its balance sheet under the classification “unproved oil and gas properties.” Each year, the Company writes off the costs of these wells that have not found sufficient proved reserves to justify completion as a producing well unless (1) the well is in an area requiring major capital expenditure before production can begin and (2) additional exploratory drilling is under way or firmly planned to determine whether the capital expenditure is justified.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION
Expressed in Millions of United States Dollars
(except when specifically indicated) (Unaudited)

15. Accounting for Suspended Exploratory Wells (Continued)

As of September 30, 2005, the total amount of unproved oil and gas properties was US$ 2,177, and of that amount US$ 941 (US$ 730 of which related to projects in Brazil) represented costs that had been capitalized for more than one year, which generally are a result of (1) extended exploratory activities associated with offshore production and (2) the transitory effects of deregulation in the Brazilian oil and gas industry, as described below.

In 1998, the Company’s government-granted monopoly ended and the Company signed concession contracts with the Agência Nacional de Petróleo (National Petroleum Agency, or ANP) for all of the areas the Company had been exploring and developing prior to 1998, which consisted of 397 concession blocks. Since 1998, the ANP has conducted competitive bidding rounds for exploration rights, which has allowed the Company to acquire additional concession blocks. After a concession block is found to contain a successful exploratory well, we must submit an “Evaluation Plan” to the ANP for approval. This Evaluation Plan details the drilling plans for additional exploratory wells. An Evaluation Plan is only submitted for those concession areas where technical and economic feasibility analyses on existing exploration wells evidence justification for completion of such wells. Until the ANP approves the Evaluation Plan, the drilling of additional exploratory wells cannot commence. If companies do not find commercial quantities of oil and gas within a specific time period, generally 4-6 years depending on the characteristics of the exploration area, then the concession block must be relinquished and returned to the ANP. Because the Company was required to assess a large volume of concession blocks in a limited time frame even when an exploratory well has found sufficient reserves to justify completion and additional wells are firmly planned, finite resources and expiring time frames in other concession blocks have dictated the timing of the planned additional drilling.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION
Expressed in Millions of United States Dollars
(except when specifically indicated) (Unaudited)

15. Accounting for Suspended Exploratory Wells (Continued)

The following table shows the net changes in capitalized exploratory drilling costs during the nine-month period ended September 30, 2005 and the year ended December 31, 2004:

Unproved Oil and Gas Properties (*)

	Nine-Month
	period ended	Year ended
	September 30, 2005	December 31, 2004

Beginning balance at January 1	1,684	1,903
Additions to capitalized costs pending determination of proved
reserves	852	736
Capitalized exploratory costs charged to expense	(201)	(490)
Transfers to property, plant and equipment based on the determination
of the proved reserves	(386)	(551)
Cumulative Translation Adjustment	228	86

Ending balance	2,177	1,684

(*) Amounts capitalized and subsequently expensed in the same period have been excluded from the above table.

The following table provides an aging of capitalized exploratory well costs based on the date the drilling was completed and the number of projects for which exploratory well costs have been capitalized for a period greater than one year since the completion of the drilling:

Aging of Capitalized Exploratory Well Costs

	At September 30,	At December 31,
	2005	2004

Capitalized exploratory well costs that have been capitalized for a period
of one year or less	1,236	844
Capitalized exploratory well costs that have been capitalized for a period
greater than one year	941	840

Ending balance	2,177	1,684

Number of projects that have exploratory well costs that have been
capitalized for a period greater than one year	48	40

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION
Expressed in Millions of United States Dollars
(except when specifically indicated) (Unaudited)

15. Accounting for Suspended Exploratory Wells (Continued)

Of the US$ 941 for 48 projects that include wells suspended for more than one year since the completion of drilling, approximately US$ 655 are related to wells in areas for which drilling was under way or firmly planed for the near future and that we have submitted an “Evaluation Plan” to the ANP for approval. The US$ 286 balance was composed of approximately US$ 138 incurred in costs for activities necessary to assess the reserves and their potential development (eight projects) and US$ 68 represents two projects that are in active agreement negotiations with governments.

The US$ 941 of suspended well cost capitalized for a period greater than one year as of September 30, 2005 represents 83 exploratory wells in 48 projects and the table below contains the aging of these costs on a well basis:

Aging based on drilling completion date of individual wells:

		Number of
	Million of Dollars	Wells

2004 through third quarter of 2005	276	30
2003	404	23
2002	170	11
2001	26	12
2000	65	7

	941	83

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 23, 2005

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ José Sergio Gabrielli de Azevedo
José Sergio Gabrielli de Azevedo Chief Financial Officer and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.